SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                              ---------------
                                SCHEDULE 13D
                               (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(a)

                             (Amendment No. 4)

                      DAWSON PRODUCTION SERVICES, INC.
                   -------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
                   -------------------------------------
                        Title of Class of Securities

                                 239423106
                              ---------------
                               (CUSIP Number)

                            Jack D. Loftis, Jr.
                          Key Energy Group, Inc.,
                     Two Tower Center, Twentieth Floor
                          East Brunswick, NJ 08816
                               (732) 247-4822
                   -------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              August 11, 1998
                              ---------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages)

         This Amendment No. 4 (this "Amendment") to Schedule 13D amends and supplements the Schedule 13D filed by Key Energy Group, Inc. (the "Reporting Person") on June 15, 1998, as amended on June 29, 1998 and as further amended on July 21, 1998 and on August 5, 1998 (as amended, the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented hereby, the Schedule 13D remains in effect.

ITEM 4.   PURPOSE OF TRANSACTION

         On August 11, 1998, the Issuer and the Reporting Person announced that the Issuer, the Reporting Person and Midland had entered into a definitive agreement and plan of merger (the "Merger Agreement") and that Midland would not be commencing its previously announced offer to purchase all Shares at a price of $14.00 per Share.

         Under the terms of the Merger Agreement, Midland will commence a tender offer (the "Offer") for all outstanding Shares at a price of $17.50 per Share, net to the seller in cash without interest thereon (the "Offer
Price"), not later than August 17, 1998. The Merger Agreement provides that following consummation of the Offer, Midland would be merged with and into the Issuer (the "Merger") and Shares not tendered pursuant to the Offer would be converted into the right to receive the Offer Price.

          In connection with the Offer and the Merger, the Merger Agreement provides that the Board of Directors of the Issuer will take the necessary steps to facilitate the consummation of the Offer and the Merger, including, among other things, approval of the Offer and the Merger for the purposes of Texas anti-takeover statutes and the amendment of the Issuer's shareholder rights plan to exempt the Offer and the Merger. The text of the press release of the Reporting Person and the Issuer announcing the execution of the Merger Agreement is filed herewith as Exhibit I and incorporated herein by reference.

         The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit J.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and supplemented by adding the following exhibit thereto:

          Exhibit I. Press Release, dated August 11, 1998, of the Reporting Person and the Issuer.

          Exhibit J.     Agreement and Plan of Merger, dated as of August 11,
                         1998, by and among the Reporting Person, Midland and the Issuer.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 12, 1998

                                   KEY ENERGY GROUP, INC.



                                   By: /s/ Francis D. John
                                       ----------------------------
                                       Name:  Francis D. John
                                       Title: Chairman, President
                                              and Chief Executive Officer



                                   MIDLAND ACQUISITION CORP.



                                   By: /s/ Stephen E. McGregor
                                       ----------------------------
                                       Name:  Stephen E. McGregor
                                       Title: President
                                              and Chief Executive Officer

                               EXHIBIT INDEX

EXHIBIT
-------

A. Amended and Restated Credit Agreement, dated as of June 6, 1997, as amended and restated through November 6, 1997, among the Reporting Person, PNC Bank, National Association, as Administrative Agent, and several other financial institutions (incorporated by reference to Exhibit 10(s) to the Reporting Person's Form 10-Q for the quarterly period ended December 31,1997, File No. 000-22665).

B. First Amendment to the Amended and Restated Credit Agreement of June 6, 1997, as amended and restated through November 6, 1997, dated December 3, 1997 (incorporated by reference to Exhibit 10(t) to the Reporting Person's Form 10-Q for the quarterly period ended December 31, 1997, File No. 000-22665).

C. Second Amendment to the Amended and Restated Credit Agreement of June 6,1997, as amended and restated through November 6, 1997, as amended December 3, 1997, dated April 28, 1998 (previously filed).

D.        Letter, dated June 29, 1998, from Francis D. John to Michael E.
          Little and the Board of Directors of the Issuer (previously filed).

E.        Press Release, dated June 29, 1998, of the Reporting Person
          (previously filed).

F.        Letter, dated July 21, 1998 from Francis D. John to Michael E.
          Little and the Board of Directors of the Issuer (previously filed).

G.        Press Release, dated July 21, 1998 of the Reporting Person
          (previously filed).

H.        Press Release, dated August 5, 1998 of the Reporting Person
          (previously filed).

I. Press Release, dated August 11, 1998 of the Reporting Person and the Issuer (filed herewith).

J. Agreement and Plan of Merger, dated as of August 11, 1998, by and among the Reporting Person, Midland and the Issuer (filed herewith).